One International Place 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com Kaitlin McGrath Kaitlin.McGrath@dechert.com +1 617 728 7116 Direct

January 13, 2025

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christopher R. Bellacicco

Re: T. Rowe Price OHA Flexible Credit Income Fund (the “Fund”) (File No. 811-23980)

Dear Mr. Bellacicco:

On behalf of the Fund, this correspondence is being filed for the purpose of responding to a supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to the undersigned of our firm telephonically on December 20, 2024, with respect to (i) Amendment No. 2 (“Amendment No. 2”) to the Fund’s registration statement (the “Registration Statement”) on Form POS AMI, filed under the Investment Company Act of 1940 (the “1940 Act”) with the Securities and Exchange Commission (the “Commission”) on October 16, 2024, and (ii) prior correspondence filed on October 16, 2024 containing responses to the Staff’s comments (each, a “Prior Comment”), related to the Fund’s Amendment No. 2 to the Fund’s Registration Statement filed on November 12, 2024.

The Fund has considered your comment and has authorized us to make the response discussed below.

Comments Related to Prior Comment 4

Page 21-22 – Warehousing Transactions

1.	Comment: Please provide a written analysis of whether the proposed warehousing transaction whereby the Fund is obligated to make purchases and an affiliate provides the guarantee as an obligor (the “Warehousing Transactions”) constitutes a joint arrangement under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund has decided not to pursue the Warehousing Transactions. Thus, the Fund has removed the related disclosure in Amendment No. 3 to its Registration Statement, as filed with the Commission on January 6, 2025.

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If you have any questions or comments concerning the foregoing, please contact the undersigned at 617-728-7116.

Very truly yours,

/s/ Kaitlin McGrath
Kaitlin McGrath

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